SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2003

                        PRUDENTIAL PUBLIC LIMITED COMPANY

                 (Translation of registrant's name into English)

                             LAURENCE POUNTNEY HILL,
                            LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Director Shareholding




                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Prudential plc


2. Name of director

Jonathan W Bloomer, Philip A J Broadley, Julia Ann Burdus, Clark Manning, Robert Rowley, Mark E Tucker


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Directors named above & spouse where applicable


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Jonathan W Bloomer

Philip A J Broadley & Gillian E Broadley

Julia Ann Burdus

Clark Manning

Robert Rowley

Mark E Tucker


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

See point 7


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Scrip dividend on shares of Prudential plc


7. Number of shares / amount of stock acquired

Jonathan W Bloomer 4,331

Philip A J Broadley 310 shares (287 shares in the name of the Director and 23 in the name of his spouse)

Julia Ann Burdus 291 shares

Clark Manning 541 shares

Robert Rowley 742 shares

Mark E Tucker 8,169 shares


8. Percentage of issued class

Jonathan W Bloomer Less than 0.00022%

Philip A J Broadley Less than 0.00002%

Julia Ann Burdus Less than 0.00002%

Clark Manning Less than 0.00003%

Robert Rowley Less than 0.00004%

Mark E Tucker Less than 0.00041%


9. Number of shares/amount of stock disposed

N/A


10. Percentage of issued class

N/A


11. Class of security

Shares of 5p each


12. Price per share

394.8p


13. Date of transaction

28 May 2003


14. Date company informed

28 May 2003


15. Total holding following this notification

Jonathan W Bloomer (949,762 shares)

Philip A J Broadley (282,222 shares)

Julia Ann Burdus (8.163 shares)

Clark Manning (272,001 shares)

Robert Rowley (28,995 shares)

Mark E Tucker (564,380 shares)


16. Total percentage holding of issued class following this notification

Jonathan W Bloomer  Less than 0.048%

Philip A J Broadley Less than 0.014%

Julia Ann Burdus Less than 0.0004%

Clark Manning Less than 0.014%

Robert Rowley Less than 0.002%

Mark E Tucker Less than 0.029%


If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A


18. Period during which or date on which exercisable

N/A


19. Total amount paid (if any) for grant of the option

N/A


20. Description of shares or debentures involved: class, number

N/A


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A


22. Total number of shares or debentures over which options held following this notification

N/A


23. Any additional information

N/A


24. Name of contact and telephone number for queries

Jennie Webb, 020 7548 6027


25. Name and signature of authorised company official responsible for making this notification

John Price, Deputy Group Secretary, 020 7548 3805


Date of Notification

28 May 2003






                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2003

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  John Price

                                              John Price
                                              Deputy Group Secretary